UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aesthetic Medical International Holdings Group Limited
(Name of Issuer)

Ordinary shares, par value $0.001 per share
(Title of Class of Securities)

00809M104**
(CUSIP Number)

Vistra (Cayman) Limited P. O. Box 31119 Grand Pavilion, Hibiscus Way 802 West Bay Road, Grand Cayman KY1 - 1205 Cayman Islands
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** No CUSIP number has been assigned to ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited (the “Issuer”). CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Peak Asia Investment Holdings V Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by the sum of (i) 70,703,671 issued and outstanding Ordinary Shares of the Issuer as of June 15, 2022, and (ii) 21,413,276 ordinary shares issued to Hawyu (HK) Limited, as reported by the Issuer in its Form 6-K filed on July 14, 2022.

1	NAMES OF REPORTING PERSONS
Beacon Technology Investment Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by the sum of (i) 70,703,671 issued and outstanding Ordinary Shares of the Issuer as of June 15, 2022, and (ii) 21,413,276 ordinary shares issued to Hawyu (HK) Limited, as reported by the Issuer in its Form 6-K filed on July 14, 2022.

1	NAMES OF REPORTING PERSONS
ADV Opportunities Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by the sum of (i) 70,703,671 issued and outstanding Ordinary Shares of the Issuer as of June 15, 2022, and (ii) 21,413,276 ordinary shares issued to Hawyu (HK) Limited, as reported by the Issuer in its Form 6-K filed on July 14, 2022.

1	NAMES OF REPORTING PERSONS
ADV Opportunities Fund I, GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by the sum of (i) 70,703,671 issued and outstanding Ordinary Shares of the Issuer as of June 15, 2022, and (ii) 21,413,276 ordinary shares issued to Hawyu (HK) Limited, as reported by the Issuer in its Form 6-K filed on July 14, 2022.

1	NAMES OF REPORTING PERSONS
ADV Opportunities Fund I GP Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by the sum of (i) 70,703,671 issued and outstanding Ordinary Shares of the Issuer as of June 15, 2022, and (ii) 21,413,276 ordinary shares issued to Hawyu (HK) Limited, as reported by the Issuer in its Form 6-K filed on July 14, 2022.

1	NAMES OF REPORTING PERSONS
ADV Partners Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by the sum of (i) 70,703,671 issued and outstanding Ordinary Shares of the Issuer as of June 15, 2022, and (ii) 21,413,276 ordinary shares issued to Hawyu (HK) Limited, as reported by the Issuer in its Form 6-K filed on July 14, 2022.

1	NAMES OF REPORTING PERSONS
Bradley Dean Landes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,576,960

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,576,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by the sum of (i) 70,703,671 issued and outstanding Ordinary Shares of the Issuer as of June 15, 2022, and (ii) 21,413,276 ordinary shares issued to Hawyu (HK) Limited, as reported by the Issuer in its Form 6-K filed on July 14, 2022.

1	NAMES OF REPORTING PERSONS
Suresh Eshwara Prabhala

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,576,960

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,576,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by the sum of (i) 70,703,671 issued and outstanding Ordinary Shares of the Issuer as of June 15, 2022, and (ii) 21,413,276 ordinary shares issued to Hawyu (HK) Limited, as reported by the Issuer in its Form 6-K filed on July 14, 2022.

1	NAMES OF REPORTING PERSONS
Jianyi Zhu (Kenichi Shu)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,576,960

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,576,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by the sum of (i) 70,703,671 issued and outstanding Ordinary Shares of the Issuer as of June 15, 2022, and (ii) 21,413,276 ordinary shares issued to Hawyu (HK) Limited, as reported by the Issuer in its Form 6-K filed on July 14, 2022.

Item 1.  Security and Issuer.
This Amendment No. 1 (the “Amendment”) is being jointly filed by Peak Asia Investment V Holdings (“ADV”), Beacon Technology Investment Holdings Limited (“Beacon”),  ADV Opportunities Fund I, L.P. (“ADV LP”), ADV Opportunities Fund I, GP, L.P., (“ADV GP LP”), ADV Opportunities Fund I GP Ltd. (“ADV GP”), ADV Partners Holdings Ltd (“ADV Holdings”), Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala, and Mr. Jianyi Zhu (Kenichi Shu) (Mr. Zhu, together with ADV, Beacon, ADV LP, ADV GP LP, ADV GP, ADV Holdings Messrs. Landes and Prabhala, collectively referred to as the “Reporting Persons”) to amend the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2020 (the “Statement”) with respect to ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited (the “Issuer”).  The Issuer’s principal executive office is located at 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052.  Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:
On July 20, 2022, ADV and Beacon entered into a Cooperation Agreement with Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) (“Jiechuang”), Australia Wanda International Company Limited (“Wanda” and, together with Jiechuang, the “Separately Filing Persons”).

The Cooperation Agreement provides, among other things, that:

●
ADV shall, with respect to each annual and extraordinary meeting of the Issuer, (a) be present at such meeting or otherwise cause all ordinary shares and American Depositary Shares beneficially owned by ADV (the “Covered Shares”) to be counted as present for the purpose of establishing a quorum, and respond to each request by the Issuer for written consent; (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares (i) in favor of the proposed transactions contemplated in the Cooperation Agreement, the adoption of the transaction agreements pertaining to the proposed transactions contemplated in the Cooperation Agreements and any other matters necessary for consummation of the proposed transactions, and (ii) against (a) any proposal or transaction that competes with proposed transactions, and (b) any other action that would impede, interfere with, delay, postpone or adversely affect the proposed transactions.

●
Upon the closing (the “Closing”) of that certain share transfer (the “Transaction”) by the Separately Filing Persons, as disclosed on the Issuer’s Report of Form 6-K filed on July 20, 2022, ADV shall, subject to the requisite approvals for the Transaction being obtained and continuing in force, convert the outstanding Principal Amount (as defined in that certain Convertible Note issued to ADV on September 17, 2020 (the “Note”)) and the Conversion Catch-up Amount (as defined in the Note), at a conversion price that is equal to the USD equivalent of RMB4.203 per ordinary share.

●
The Issuer shall execute and deliver to ADV the warrant for the purchase of shares of the Issuer to ADV on the date of the Cooperation Agreement (such warrant, the “Warrant”). The Warrant shall be effective on and from the Closing and shall be exercisable into ordinary shares of the Issuer in accordance with the terms thereof (such ordinary shares, the “Warrant Shares”). The warrant exercise price shall be equal to the USD equivalent of RMB4.67 per ordinary share and may be settled, subject to the terms and conditions of Warrant, by way of cashless settlement and/or set-off against the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Issuer, the Founders on September 15, 2020). The Warrant shall contain customary registration rights and the Warrant Shares shall be freely transferable on the exercise of the Warrant.

●
Each party to the Cooperation Agreement may terminate the Cooperation Agreement upon the earlier of the following: (a) if the Closing does not occur by the Outside Date; and (b) any of the transaction agreements is terminated. “Outside Date” means (i) December 31, 2022; (ii) if all the conditions, other than the satisfaction of the PRC regulatory condition in respect of the proposed transaction (including approvals/registrations/filings required for outward foreign direct investment and antitrust approvals/filings), are satisfied or waived by December 31, 2022, March 31, 2023; or (iii) such other date as agreed between the parties to the Cooperation Agreement.

On July 20, 2022, ADV, the Issuer, the Separately Filing Persons and certain other shareholders of the Issuer also entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”).  The Shareholders’ Agreement provides, among other things, (i) that ADV will have the right (but not the obligation) to designate, appoint, remove from office, replace and reappoint up to two directors of the Issuer so long as it holds no less than 10% of the issued shares of the Issuer, (ii) that the directors appointed by ADV, if any, will not vote in favor of any resolution at any board meeting of the Issuer that would increase the number of directors on the board of directors of the Issuer to more than 11, and (iii) that ADV will not, without the prior written consent of the other parties to the Shareholders’ Agreement, directly or indirectly assign, gift, pledge, sell, entrust, contract to sell, sell any option, grant any option to purchase, encumber or otherwise transfer or dispose of the Issuer’s securities in excess of 10% of the outstanding shares of the Issuer to any person engaged in cosmetic medicine services in greater China and their controlling shareholders and actual controllers.  ADV has the right to terminate the Shareholders’ Agreement unilaterally if ADV holds less than 10% of the outstanding shares of the Issuer.

The information in Item 6 of this Amendment is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a) – (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) (b) The information set forth in the cover pages hereto is hereby incorporated in its entirety herein. Each of Beacon, ADV LP, ADV GP LP, ADV GP, ADV Holdings and Messrs. Landes, Prabhala and Zhu may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Ordinary Shares which ADV directly beneficially owns. Each of Beacon, ADV LP, ADV GP LP, ADV GP, ADV Holdings and Messrs. Landes, Prabhala and Zhu disclaims beneficial ownership of such Ordinary Shares for all other purposes.

As a result of the matters described in Item 4 above, the Reporting Persons and Separately Filing Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.  However, the Reporting Persons expressly disclaim beneficial ownership of the 21,413,276 Ordinary Shares beneficially owned by the Separately Filing Persons. The Separately Filing Persons have filed or will file a separate Schedule 13D (or amendment thereto) with respect to their interests. No member of the group assumes any responsibility for the information contained in the Schedule 13D (or amendment thereto) filed by another member of the group.
Paragraph (c) of Item 5 of the Statement is hereby amended by adding the following:

(c)     Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following:
The descriptions of the Separately Filing Persons and the transactions and agreements under Item 4 are incorporated herein by reference in their entirety.

Item 7.  Material to Be Filed as Exhibits.

Exhibit I:  English Translation of Shareholders’ Agreement (incorporated by reference to Exhibit 99.4 of the Issuer’s Form 6-K filed with the Commission on July 20, 2022).

Exhibit J: Cooperation Agreement (incorporated by reference to Exhibit 99.5 of the Issuer’s Form 6-K filed with the Commission on July 20, 2022).

SIGNATURE

After reasonable inquiry and to the best of my or its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Date: July 29, 2022

PEAK ASIA INVESTMENT HOLDINGS V LIMITED

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Director

BEACON TECHNOLOGY INVESTMENT HOLDINGS LIMITED

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

ADV OPPORTUNITIES FUND I, L.P.

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

ADV OPPORTUNITIES FUND I, GP, L.P.

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

ADV OPPORTUNITIES FUND I GP LTD

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

[Signature Page to Form 13D Filing]

ADV PARTNERS HOLDINGS LTD

By:	/s/ Bradley Dean Landes
Name: Bradley Dean Landes
Title: Director

By:	/s/ Suresh Eshwara Prabhala
Name: Suresh Eshwara Prabhala
Title: Director

By:	/s/ Kenichi Shu
Name: Kenichi Shu
Title: Director

/s/ Bradley Dean Landes
Mr. Bradley Dean Landes

/s/ Suresh Eshwara Prabhala
Mr. Suresh Eshwara Prabhala

/s/ Kenichi Shu
Mr. Kenichi Shu

[Signature Page to Form 13D Filing]